Exhibit 12

Boise Cascade Holdings, L.L.C.
Ratio of Earnings to Fixed Charges

(unaudited)

	Boise				Predecessor
	Six Months Ended June 30		Year Ended December 31,	October 29 (inception) through December 31,	January 1 through October 28,	Year Ended December 31
	2006	2005	2005	2004	2004	2003	2002
	(thousands, except ratios)

Interest costs	$58,786	$106,444	$166,344	$22,182	$75,219	$95,320	$96,853
Interest factor related to noncapitalized leases (a)	1,976	1,308	2,338	499	2,438	2,445	2,415
Total fixed charges	$60,762	$107,752	$168,682	$22,681	$77,657	$97,765	$99,268

Income (loss) before income taxes and cumulative effect of accounting changes	$35,013	$63,252	$119,278	$25,031	$116,817	$(79,691)	$(106,154)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions	—	—	—	—	(6,308)	(8,716)	1,454
Total fixed charges	60,762	107,752	168,682	22,681	77,657	97,765	99,268
Total earnings (losses) before fixed charges	$95,775	$171,004	$287,960	$47,712	$188,166	$9,358	$(5,432)

Ratio of earnings to fixed charges	1.58	1.59	1.71	2.10	2.42	—	—

Excess of fixed charges over earnings before fixed charges	—	—	—	—	—	$88,407	$104,700

(a)                                  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.